

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

June 8, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Vodafone Group Plc, under the Exchange Act of 1934.

- $2,000,000,000 3.750% Notes due January 2024

- $1,500,000,000 4.125% Notes due May 2025

- $3,000,000,000 4.375% Notes due May 2028

- $1,000,000,000 5.000% Notes due May 2038

- $3,000,000,000 5.250% Notes due May 2048

- $1,000,000,000 Floating Rate Notes due January 2024

Sincerely,